

December 2, 2020

Robert J. Gibson
Principal Financial Officer
Scopus BioPharma Inc.
420 Lexington Avenue
Suite 300
New York, New York 10170

   Re: Scopus BioPharma Inc.
    Post-Effective Amendment to Form 1-A
    Response dated December 1, 2020
    File No. 024-11228

Dear Mr. Gibson:

  We have reviewed your response and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Correspondence filed December 1, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019, page 44

1. We note your response to our prior comment. Please further revise your proposed disclosure to provide detail regarding the $383,195 paid to the company's president in the six months ended June 30, 2020 (i.e., salary, award, etc.). In this regard we note your disclosure on page 79 that the employment agreement for Mr. Sanghrajka provides for the payment of an annual base salary of $300,000 for "the remainder of 2020 and increases to $360,000 and $414,000 for the years ended December 31, 2021 and 2022" and that a guaranteed bonus will be paid at year end; however, no detail is given regarding payments made in the first six months of the year.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

Robert J. Gibson
Scopus BioPharma Inc.
December 2, 2020
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark J. Wishner